Cooper Industries
P. O. Box 4446
Houston, Texas 77210-4446
600 Travis, Suite 5600
Houston, Texas 77002-1001
Phone: (713) 209-8400
June 26, 2009
VIA EDGAR CORRESPONDENCE FILE
Mr. Larry Spirgel – Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Cooper Industries, Ltd. (“Cooper”)
Annual Report on Form 10-K for the fiscal year ended December 31, 2008
Filed February 27, 2009
Form 10-Q for Fiscal Quarter Ended March 31, 2009
File no. 1-31330
Dear Mr. Spirgel:
We are writing in response to the Staff’s comment letter dated June 5, 2009 with respect to the above-referenced filings and our previous correspondence. We responded earlier on June 19, 2009 indicating we would provide our response by June 26, 2009. We will comply with your comment in future filings as explained in our response below.
Form 10-K for the Fiscal Year ended December 31, 2008
1. In light of the impact on our businesses from the changes in the current economic environment that occurred in the latter part of 2008 and in consideration of the Staff’s comment two on our critical accounting estimates related to goodwill in its letter dated April 8, 2009, we provided expanded disclosure in our Form 10-Q for the quarter ended March 31, 2009. The critical accounting estimate disclosure related to goodwill made in the MD&A section of our Form 10-Q for the quarter ended March 31, 2009 included a description of our goodwill impairment testing policy and a description of the significant estimates and assumptions effecting the fair value of our reporting units that bear the risk of change. We believe that disclosure was responsive to your comment and provided relevant information to the users of the financial statements based on the relative sensitivity of the goodwill impairment test.

Mr. Larry Spirgel
United States Securities and Exchange Commission
June 26, 2009

          In consideration of the comment in the Staff’s letter dated May 7, 2009 and the discussion held with the Staff related thereto, we provided a proposed revised draft disclosure in our response letter dated May 27, 2009 that we believe would provide relevant information to the users of the financial statements. In further consideration of the comment in the Staff’s letter dated June 5, 2009, we will provide additional information at the reporting unit level as indicated in the updated draft disclosure included below. We would anticipate, absent any significant change in facts and circumstances, the following critical accounting estimate disclosure would be included in MD&A in our Form 10-Q for the quarter ended June 30, 2009.
     Cooper has goodwill of $x.xx billion and $2.57 billion at June 30, 2009 and December 31, 2008, respectively. Cooper records goodwill related to business acquisitions when the purchase price exceeds the fair value of identified assets and liabilities acquired. Under Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), goodwill is subject to an annual impairment test. Cooper has designated January 1 as the date of its annual goodwill impairment test. If an event occurs, or circumstances change, that would more likely than not reduce the fair value of a reporting unit below its carrying value, an interim impairment test would be performed between annual tests. Cooper has identified eight reporting units for which goodwill is tested for impairment.
     Goodwill impairment is evaluated using a two-step process. The first step of the goodwill impairment test compares the fair value of a reporting unit with its carrying value. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed. The second step compares the implied fair value of the reporting unit’s goodwill to the carrying amount of its goodwill to measure the amount of impairment loss. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination (e.g., the fair value of the reporting unit is allocated to all of the assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit).
     The primary technique we utilize in estimating the fair value of our reporting units is discounted cash flow analysis. Discounted cash flow analysis requires us to make various judgments, estimates and assumptions, many of which are interdependent, about future sales, operating margins, growth rates, capital expenditures, working capital and discount rates. In addition to estimating the fair value of each of our reporting units using discounted cash flow analysis, we compare the sum of the fair values of our reporting units that resulted from the discounted cash flow analysis to our market capitalization to determine that our estimates of reporting unit fair value are reasonable.

Mr. Larry Spirgel
United States Securities and Exchange Commission
June 26, 2009

     The starting point for the assumptions used in our discounted cash flow analysis is the annual long range financial forecast. The annual planning process that we undertake to prepare the long range financial forecast takes into consideration a multitude of factors including historical growth rates and operating performance, related industry trends, macroeconomic conditions, inflationary and deflationary forces, pricing strategies, customer analysis, operational issues, competitor analysis, customer needs and marketplace data, among others. Assumptions are also made for perpetual growth rates for periods beyond the long range financial forecast period. Our estimates of fair value are sensitive to changes in all of these variables, certain of which relate to broader macroeconomic conditions outside our control.
     The long range financial forecast is typically completed in the third quarter of each year, and it serves as the primary basis for our estimate of reporting unit fair values used in our annual impairment tests, absent significant changes in our outlook on future results. In the fourth quarter of 2008, the global financial and credit crisis and economic slowdown impacted the near-term outlook for the majority of our businesses. As a result, we revised the operating plans and discounted cash flows included in our initial long range financial forecast for each reporting unit to reflect our most current assessment of estimated fair value for purposes of the January 1, 2009 goodwill impairment test.
     In determining the fair value of our reporting units at January 1, 2009, we were required to make significant judgments and estimates regarding the expected severity and duration of the current economic slowdown. We forecasted revenues for Electrical Products’ reporting units to decline in 2009 in the range of 1% to 16% with an average reduction of 11%. We forecasted Tools revenues to decline in 2009 by 24%. The forecast assumptions for 2010 anticipate a recovery to begin in certain markets and realization of certain benefits from cost reduction actions taken in late 2008 and early 2009 to reduce our overall cost structure. Our forecasted revenue amounts in 2011 are approximately 7% above the actual 2008 revenue levels for Electrical Products and approximately 4% lower than 2008 for Tools. In developing our forecast, we considered the historical operating results achieved in each of our businesses. Over the three year period through 2008, Electrical Products revenues increased annually in the range of 11% to 15%. Tools revenues increased approximately 4% in 2006 and 5% in 2007 and declined approximately 4% in 2008. During the three year period through 2008, Cooper achieved compounded annual growth in earnings from continuing operations of over 15% and free cash flow in excess of earnings from continuing operations.
     We estimate a 3% annual growth rate beyond 2011 to arrive at a “normalized” residual year representing the perpetual cash flows of each reporting unit. The forecasted 3% annual growth rate is less than Cooper’s historical annual growth rate achieved in the prior three and five year periods through 2008. The residual year cash

Mr. Larry Spirgel
United States Securities and Exchange Commission
June 26, 2009

flow was capitalized to arrive at the terminal value of the reporting units. Utilizing a discount rate of 11% for each reporting unit, the present value of the cash flows during the projection period and terminal value were aggregated to estimate the fair value of the reporting units. We assumed a discount rate of 11% in our discounted cash flow analysis at January 1, 2009 compared to a 10% discount rate used at January 1, 2008. In determining the appropriate discount rate, we considered the weighted average cost of capital for comparable companies.
     Due to the effects of the current economic slowdown on our operations, we determined that, although the estimated fair value significantly exceeded the carrying value for each of our reporting units as of January 1, 2009, the margin by which the estimated fair value exceeded carrying value was smaller than the prior year. If the current economic downturn worsens or does not recover as we have projected, the estimated fair values of our reporting units could decrease. The following table provides information for each of Cooper’s eight reporting units.

$ in millions
					Percentage
					Reduction
					Required to
		Fair Value		Fair Value	Reduce
		in Excess		in Excess	1/1/09
		of		of	Estimated
	Goodwill	Carrying	Goodwill	Carrying	Fair Value to
	at	Value at	at	Value at	Carrying
Reporting Unit	12/31/07	1/1/08 (1)	12/31/08	1/1/09 (1)	Value
B-Line	$319.8	39%	$303.4	88%	47%
Bussmann	337.3	117%	337.8	65%	39%
Crouse-Hinds	213.0	372%	362.8	192%	66%
Lighting	367.8	124%	362.1	93%	48%
Wiring Devices	81.7	144%	82.7	72%	42%
Power Systems	429.3	201%	443.1	85%	46%
Safety	484.2	48%	374.0	35%	26%
Tools	307.2	107%	301.4	35%	26%

(1)	Expressed as a percentage of carrying value.
     In addition to estimating the fair value of each of our reporting units using the discounted cash flow analysis as described above, we compared the sum of the fair values of our reporting units that resulted from the discounted cash flow analysis to our market capitalization to determine that our estimates of reporting unit fair value

Mr. Larry Spirgel
United States Securities and Exchange Commission
June 26, 2009

were reasonable. As of December 31, 2008, our equity market capitalization was approximately $5.1 billion, compared to the $2.6 billion book value of equity.
     The above table reflects the percentage reduction in estimated fair value required to reduce the January 1, 2009 fair value estimates to the respective reporting unit’s carrying value. To evaluate the sensitivity of the fair value calculations and to address the uncertainty inherent in estimating the fair values of our reporting units, we applied a range of discount rates and long-term cash flow growth assumptions. Discount rates applied ranged from 9% to 13% with long-term cash flow growth assumptions ranging from 2% to 4%. Under this range of assumptions, only one scenario would reduce the fair value of a reporting unit below its carrying value (with the fair value approximately 1% below its carrying value). If the current economic downturn worsens or the projected recovery is significantly delayed beyond our projections, it is possible the estimated fair values of certain reporting units could decrease such that the second step of the goodwill impairment test must be completed.
     There are significant inherent uncertainties and management judgment involved in estimating the fair value of each reporting unit. While we believe we have made reasonable estimates and assumptions to estimate the fair value of our reporting units, it is possible that a material change could occur. If actual results are not consistent with our current estimates and assumptions, or if changes in macroeconomic conditions outside the control of management change such that it results in a significant negative impact on our estimated fair values, we may be required to perform the second step of the impairment test for one or more of our reporting units, which could result in a material impairment of our goodwill.
          We believe the enhanced critical accounting estimate disclosure related to goodwill that we expect to provide beginning with the Form 10-Q for the quarter ended June 30, 2009 is appropriate and responsive to the Staff’s comment. We believe the enhanced disclosure, including the details provided by reporting unit, provides sufficient information about our insights and assumptions regarding the recoverability of goodwill given the relevant facts and circumstances. Based on our current expectations and considering the sensitivity analysis we completed during our January 1, 2009 impairment test, we have concluded that no interim impairment test under SFAS 142 is required to date in 2009. In reaching our conclusion that an interim impairment test has not been required to date in 2009, we note that our actual and expected operating results and cash flows for 2009 and our current long-range financial outlook are substantially consistent with the assumptions used in the January 1, 2009 assessment. While we currently expect our revenue declines in 2009 to be more than that anticipated at January 1, 2009 due to various market conditions, our cost reduction actions and working capital management maintains the anticipated levels of cash flows included in our valuation models. Further, while our long range financial forecasting process in 2009 is not yet completed, our

Mr. Larry Spirgel
United States Securities and Exchange Commission
June 26, 2009

current expectations consider the preliminary results of this planning process that is typically completed in the third quarter of each year.
          We will consider the current facts and circumstances when determining the appropriate disclosures in our future filings with the Commission.
In connection with responding to the Staff’s comment, we acknowledge that:
•	Cooper is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Cooper may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions or require additional information concerning our response, please feel free to contact me at (713) 209-8460.
Sincerely,
/s/ Rick L. Johnson
Rick L. Johnson
Vice President, Controller
and Chief Accounting Officer
cc: Terry A. Klebe